FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Mayersohn Jeffrey (Last) (First) (Middle) c/o Sonus Networks 5 Carlisle Rd. (Street) Westford, MA 01886 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Sonus Networks, Inc. (SONS) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year March 12, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

 X  Officer (give title below)

      10% Owner

      Other (specify below)

Vice President of Customer Support and Professional Services

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/12/2003		P(1)		50,000	A	$1.59 (1)	545,451 (2)	I
								1,065,831	D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)     A family trust of the reporting person received 50,000 shares of SONS stock in connection  with a redemption of shares in an exchange fund.  The shares were valued at $1.59 per share for the purpose of determining the number of shares distributable  in connection with the redemption.

(2)     Includes 545,451 shares held by a trust for the benefit of Mr. Mayersohn's family and minor children.  Mr. Mayersohn disclaims any beneficial interest in these 545,451 shares except to the extent of his pecuniary interests therein.

(3)     Includes 3,772 shares acquired under the SONS employee stock purchase plan in January, 2002 and 2,500 shares acquired under the SONS employee stock purchase plan in January, 2003. Includes shares of restricted stock which are subject to repurchase by the issuer if Mr. Mayersohn ceases to be employed by SONS.  The right of repurchase on the common stock lapses over time depending upon the purchase date of the restricted stock and the respective purchase agreements.

/s/ Charles J. Gray	03/17/2003
Charles J. Gray as attorney-in-fact for Mr. Jeffrey Mayersohn	Date
** Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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Last update: 09/05/2002